dbabiarz@duffordbrown.com

July 1, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Melissa Campbell Duru

RE:                            Western Plains Energy, L.L.C.

Schedule 13E-3, Filed on March 28, 2011

File No. 05-86153

Preliminary Proxy Statement on Schedule 14A, Filed March 28, 2011

File No. 05-50714

Dear Ms. Campbell Duru:

On behalf of our client Western Plains Energy, L.L.C. (the “Company”), this letter serves to respond to the comments delivered by the staff on April 28, 2011 and directed to the Preliminary Proxy Statement on Schedule 14A, File No. 05-50714.  Contemporaneously with this letter, the Company has filed a revised Preliminary Proxy Statement on Schedule 14A and an amendment to the Schedule 13E-3 of even date.

The revised proxy statement contains responses to certain comments contained in the staff’s letter of April 28, 2011.  You will also note that the interim financial information has been updated to March 31, 2011.

The following information responds to each comment contained in the staff’s letter.  Numbers assigned to and page numbers referenced by the comments by the staff have been retained by us.

Accordingly, the Company’s responses are as follows:

General

1.                                       The Company is attaching to this letter as Annex A a draft opinion of counsel setting forth the legal analysis that the existing Class A, Class B and Class C and proposed Class E units are separate classes of securities under Kansas state law.

In evaluating whether the proposed reclassification will create truly separate classes of securities for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), we note that Section 15(d) of the 1934 Act provides that the term “class” should be construed “… to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges” (emphasis supplied).  There are several characteristics of, or rights and privileges associated with, equity securities that, often, are used to delineate a class of securities, such as voting and dividend rights and rights upon liquidation.  See, e.g., Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (identifying the features of common stock as: (a) dividend/profit sharing rights, (b) negotiability/transferability, (c) ability to pledge, (d) voting rights, and (e) appreciation rights.)

Under the Company’s proposed Fourth Amended and Restated Operating Agreement, we do not believe that the different classes of membership interests are of substantially similar character or that the holders of those different classes would enjoy substantially similar rights and privileges. On the contrary, we believe that the Class A, Class B, Class C and Class E membership units would differ in several material respects, including voting rights, liquidation preferences, ownership restrictions and transfer restrictions.  Specifically, the terms of the respective classes of membership units under the proposed Fourth Amended and Restated Operating Agreement would differ as follows:

Voting Rights.  The holders of Class A membership units would vote as follows:  (i) to elect four managers of the Company; (ii) on all proposed amendments to the operating agreement; (iii) on any merger, sale or voluntary dissolution of the Company; and (iv) as may otherwise be required under the operating agreement or Kansas law.  Each holder of the Class A membership units is entitled to one vote, regardless of the number of units held by such holder.

The holders of the Class B membership units would vote as follows:  (i) for the election of three managers of the Company; (ii) on any merger, sale or voluntary dissolution of the Company; (iii) on any amendment to the operating agreement that modifies the limited liability or alters the economic rights of the Class B holder; and (iv) as may otherwise be required by the operating agreement or Kansas law.  Holders of the Class B units are entitled to one vote for each unit held by such holder.  So, unlike the holders of the Class A units, the holders of the Class B units do not generally vote on amendments to the operating agreement and are entitled to one vote per unit.

The holders of the Class C membership units would only be entitled to vote as follows:  (i) on any merger, sale or voluntary dissolution of the Company; (ii) on any amendment to the operating agreement that modifies the limited liability or the economic rights of such Class C holder; or (iii) as may otherwise be required by the operating agreement or Kansas law.  Unlike holders of Class A or Class B units, holders of the Class C units do not elect any members of our Board of Managers and, unlike the holders of the Class A membership units, do not generally vote on proposed amendments to the operating agreement.

The holders of the Class D membership units would vote as follows:  (i) on the election of two managers; (ii) on any merger, sale or voluntary dissolution of the Company; (iii) on any amendment to the operating agreement that modifies the limited liability or the economic rights of the holder of a Class E unit; or (iv) as may otherwise be required by our operating agreement or Kansas law.  Unlike holders of the Class B and Class C membership units, holders of the Class E membership units would be entitled to one vote per member.  Unlike holders of the Class A membership units, holders of the Class E membership units would not generally vote on proposed amendments to the operating agreement.  Finally, unlike holders of the Class C membership units, holders of the Class E membership units are entitled to vote for members of our Board of Managers.

Supporting the proposition that the rights and privileges of the various classes of membership interests contained in the proposed Fourth Amended and Restated Operating Agreement are sufficiently distinct to constitute different classes of securities, the staff of the Commission has previously taken no-action positions in favor of issuers who have designated separate classes of securities based solely on differences in voting rights.  In Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶79,673 (April 19, 1991), the staff agreed that the issuer’s Class A and Class B common stock were different classes of securities under a definition contained in Section 15(d).  The only difference in the classes noted in the decision was the fact that the Class A common stock did not generally vote, other than with respect to certain merger, share exchange, reclassification or recapitalization transactions, with respect to a proposed amendment to the articles of incorporation affecting the voting rights of the holders of the Class A common stock or otherwise as required by the laws of the state of Georgia.  On the basis of the staff’s position in that inquiry, we believe the respective voting rights of the Class A, Class B, Class C and Class E membership units are sufficient to distinguish them as different classes for purposes of Section 15(d).

Liquidation Preferences.  Holders of the Company’s Class C and Class E membership units are entitled to share in a preference on liquidation of the Company in the amount of $1,000,000.

Holders of the Company’s Class A and Class B membership units, on the other hand, enjoy no such preference; holders of the Class A and Class B membership units are only entitled to share pro rata in any assets remaining following satisfaction of the liquidating preference payable to holders of the Class C and Class E membership units.  The absence of a preference on liquidation serves to further distinguish the rights of the Class A and Class B membership units, on the one hand, and the Class C and Class E membership units, on the other.

In Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶78,703 (Dec. 30, 1971), the staff concurred with counsel’s opinion that two classes of stock were sufficiently distinct, based on voting rights and rights on liquidation, that they were different classes for purposes of Section 12(g)(5) of the 1934 Act.

Ownership Limits.  Holders of Class A and Class B units under the proposed new operating agreement must hold at least 30 units; transfers resulting in ownership of less than 30 units will result in conversion of those units to either Class E units or Class C units.  However, holders of Class B units are also subject to the restriction that no holder of Class B units, or group of affiliated holders, shall be permitted to acquire and hold more than 49% of the number of Class B units outstanding at any time.  Holders of Class E units must hold at least 14 Class E units; transfer resulting in ownership of less than 14 units result in conversion of the Class E units to Class C units.  There are no ownership restrictions on the holders of Class C units.

Transfer Rights.  Transfers of Class A or Class B membership units shall only be permitted in blocks of 30 units.  There are no similar restrictions on the rights of holders of Class C or Class E membership units.

Freight Allowance.  Holders of the Class E membership units are entitled to a freight allowance for grain delivered to, or distiller’s grains purchased from, the Company.  Holders of Class A, Class B, or Class C membership units would receive no such allowance.

Please also see the table comparing the features of the different classes of membership units appearing at page 48 of the amended preliminary proxy statement.  In light of the significant differences between the rights and privileges of the holders of the different classes of membership interests as described therein and herein, we do not believe that the holders of the various classes would enjoy “substantially similar rights and privileges.”  For that reason, we believe the Class A, Class B, Class C, and Class E membership units would constitute different classes of securities for purposes of Section 15 of the 1934 Act.  See also, R.H. Macy & Co., Inc., SEC No-Action Letter, publicly available September 19, 1988.

Preliminary Proxy

2.                                       Comment complied with.  The form of proxy card has been filed as an attachment to the revised preliminary proxy statement.

3.                                       Comment complied with.  The Schedule 14A cover sheet filed with the preliminary proxy indicates that the proxy statement and form of proxy card are preliminary copies.

4.                                       Comment complied with.  The financial statements have been updated to include quarterly information for the period ended March 31, 2011 and financial data included in the preliminary proxy has been similarly updated.

Summary Term Sheet, page 1

Purpose and Structure of the Reclassification, page 6

5.                                       Comment complied with.  The Company has revised its disclosure to reflect that the Board will only adopt the proposed amendments if all amendments are approved by the unit holders in accordance with the terms of the Company’s Operating Agreement.  Therefore, if one or more proposed amendments fails, the Board of Managers will abandon the reclassification transaction.

Background of the Reclassification, page 16

6.                                       Comment complied with.  The Company has revised its disclosure to provide greater detail regarding the substantive matters discussed among the Special Committee and its advisors between November 2010 and December 2010.

7.                                       Comment complied with.  The Company has revised its disclosure to further clarify the various cut-off figures discussed and why the board ultimately decided to create a new class of units as opposed to reclassifying units among the three existing classes.

8.                                       Comment complied with.  The Company has revised its disclosure to further clarify how the Special Committee determined which rights and privileges would be granted to each class following the reclassification and what the potential pros and cons were regarding such relative rights and privileges.

9.                                       Comment complied with.  The Company has revised its disclosure to further clarify that the Board determined the liquidating distribution subjectively. The discussion has also been expanded to disclose alternate liquidating preferences which were debated but not ultimately adopted.

10.                                 Comment complied with.  The Company has revised the disclosure to supplement the discussion as to why the Company has chosen to undertake the transaction at this time.  Although it is not solely due to the costs associated with XBRL, these costs and the potential additional costs of compliance associated with exiting smaller reporting company status have prompted the Board to determine that now is an appropriate time to undertake the going private transaction.  Additionally, the Board believes that the Company has become more competitively disadvantaged over time as many of its competitors have deregistered and are no longer required to report publicly.  As a result of its current reporting obligations, the Company must report the terms of its key contractual agreements which often are similar to agreements obtained by its competitors, and also may have to reveal its corporate growth and research and development strategies earlier than desired.

Reasons for the Reclassification…, page 19

Our Position as to Fairness of the Reclassification, page 22

11.                                 Comment complied with.  The Company has revised the disclosure to reflect the fairness of the transaction to the unaffiliated unit holders.

Description of Proposed Other Changes in the New Operating Agreement, page 39

12.                                 Comment complied with.  Based upon the guidance set forth in the Division of Corporate Finance, Manual of Telephone Interpretations, Fifth Supplement, the Company believes there are several proposed amendments to the Company’s operating agreement that are appropriate to disaggregate for unit holder approval.  Accordingly, the Company has revised the proxy statement and structured the form of proxy to reflect that unit holders will vote separately on material proposed amendments.

Financial Information, page 51

13.                                 Comment complied with.  The Company has revised the proxy statement to include pro forma financial information, including the ratio of earnings to fixed charges.

Closing Comments

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance and attention.  We look forward to a reply at your earliest convenience.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz

David J. Babiarz

DJB:kac

cc:                         Western Plains Energy, L.L.C.

StarkSchenkein, LLP

[DRAFT]	Annex A

July •, 2011

Western Plains Energy, L.L.C.

3022 CO. RD. 18

Oakley, Kansas 67748

Ladies and Gentlemen:

We have acted as legal counsel for WESTERN PLAINS ENERGY, L.L.C., (“Western”), a limited liability company organized under the laws of the State of Kansas, in connection with the rights of Class A, Class B, Class C and Class E Units provided for in the draft Fourth Amended and Restated Operating Agreement of Western.

This opinion is given to Western and only Western may rely on this opinion.  All capitalized terms that are not defined herein shall have the meaning set forth in the Operating Agreement.  As used herein, “State” means the State of Kansas.

A.  SCOPE OF REVIEW

We have examined and relied upon the following:

1.                                       The following documents are dated as of the date of this opinion unless otherwise indicated (“Documents”):

(a)                                  A draft of the Fourth Amended and Restated Operating Agreement of Western Plains Energy, L.L.C. provided to us by Dufford & Brown, P.C. on March 22, 2011 the (“Operating Agreement”).

(b)                                 The “Comparison of Features of Class A, Class B, Class C and Class E Units” chart on pages 48-49 of the SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 provided to us by Dufford & Brown, P.C. on May 25, 2011 the (“Chart”).

B.  OPINION

Based upon the foregoing and such other investigations and inquiries that we deemed advisable to enable us to render our opinion, we are of the opinion that:

1.                                       The Validity of the Class Membership Structure Under Kansas Law.  Kansas law explicitly permits a limited liability company’s operating agreement to:

[P]rovide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.  An operating agreement may provide for the taking of an action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members, including an action to create under the provisions of the operating agreement a class or group of limited liability company interests that was not previously outstanding. An operating agreement may provide that any member or class or group of members shall have no voting rights.(1)

Thus, it is our opinion that the class membership structure in the Documents is valid under Kansas Law.

2.                                       The Separate Classes of Membership Units A, B, C and E Under Kansas Law.  The proposed configuration of the classes of membership in the “Comparison of Features of Class A, Class B, Class C and Class E Units”, differ by the following categories of features:

i.                                          “Voting Rights”

ii.                                       “Voting Methods”

iii.                                    “Distributions”

iv.                                   “Liquidation Rights”

v.                                      “Ownership Limits”

vi.                                   “Transfer Rights”

vii.                                “Freight Allowance”

Each of the classes described as A-C and E, differ to varying degrees in each of the above categories of features.  Under Kansas Law, there is no case or statute defining any requirement for what type of features of a membership interest are minimally necessary to constitute a separate class of interest.  Nonetheless, the Kansas Statutes do provide that “[a]n operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(2)

Thus, it is our opinion that Under Kansas law, the class membership interests have sufficient separation to constitute separate classes of interests.

Further, we include below specific authority to the relevant Kansas statues demonstrating that such categories of features as described in the “Comparison of Features of Class A, Class B, Class C and Class E Units” are permissible and legally valid and separate classes of ownership under Kansas Law:

Category of Feature	Kansas Statutory Reference
“Voting Rights”	“An operating agreement may provide for classes or groups of

(1)  K.S.A. § 17-7687.

(2)  Id.

members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members. An operating agreement may provide for the taking of an action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members, including an action to create under the provisions of the operating agreement a class or group of limited liability company interests that was not previously outstanding. An operating agreement may provide that any member or class or group of members shall have no voting rights.”(3)

“Voting Methods”

“An operating agreement may grant to all or certain identified members or a specified class or group of the members the right to vote separately or with all or any class or group of the members or managers, on any matter. Voting by members may be on a per capita, number, financial interest, class, group or any other basis.”(4)

And, “[a]n operating agreement which grants a right to vote may set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on by any members, waiver of any such notice, action by consent without a meeting, the establishment of a record date, quorum requirements, voting in person or by proxy, or any other matter with respect to the exercise of any such right to vote.”(5)

“Distributions”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(6)

And, “Distributions of cash or other assets of a limited liability company shall be allocated among the members, and among classes or groups of members, in the manner provided in an operating

(3)  K.S.A. § 17-7687(a).

(4)  K.S.A. § 17-7687(b).

(5)  K.S.A. § 17-7687(c).

(6)  K.S.A. § 17-7687(c) (emphasis added).

agreement. If the operating agreement does not so provide, distributions shall be made on the basis of the agreed value (as stated in the records of the limited liability company) of the contributions made by each member to the extent they have been received by the limited liability company and have not been returned.”(7)

“Liquidation Rights”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(8)

And, “Upon the winding up of a limited liability company, the assets shall be distributed as follows: . . . (1) To creditors . . . (2) unless otherwise provided in an operating agreement, to members and former members in satisfaction of liabilities for distributions . . . (3) unless otherwise provided in an operating agreement, to members first for the return of their contributions and second respecting their limited liability company interests, in the proportions in which the members share in distributions.”(9)

“Ownership Limits”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(10)

“Transfer Rights”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(11)

And, “A limited liability company interest is assignable in whole or in part except as provided in an operating agreement. The assignee

(7)  K.S.A. § 17-76,102 (emphasis added).

(8)  K.S.A. § 17-7687(c).

(9)  K.S.A. § 17-76,119 (emphasis added).

(10)  K.S.A. § 17-7687(c) (emphasis added).

(11)  K.S.A. § 17-7687(c) (emphasis added).

of a member’s limited liability company interest shall have no right to participate in the management of the business and affairs of a limited liability company except as provided in an operating agreement and upon: (1) The approval of all of the members of the limited liability company other than the member assigning the member’s limited liability company interest; or (2) compliance with any procedure provided for in the operating agreement.”(12)

“Freight Allowance”

While this category is not specifically addressed, the general allowance for rights, powers, and duties applies:  “[a]n operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(13)

C.  ASSUMPTIONS, QUALIFICATIONS, AND LIMITATIONS

In rendering our opinion, we make the following assumptions, qualifications and limitations:

1.                    Our opinions expressed above are limited to the Statutes of the State of Kansas, and we do not express any opinion herein concerning any other law.  In addition, we express no opinion concerning any statutes, ordinances, administrative decisions, rules or regulations of any county, town, municipality or special political subdivision.

2.                    This opinion is given as of its date and we assume no obligation to advise you of changes that may hereafter be brought to our attention.  This opinion is solely for the information of the addressee and is not to be quoted in whole or in part or otherwise referred to, nor is it to be filed with any governmental agency or any other person without our prior written consent.  No one other than the addressee hereof is entitled to rely on this opinion.

3.                    This opinion is based solely upon our examination of the Documents, described above, delivered to us to examine.  We have made no independent inquiry regarding the members of Western nor the Operating Agreement and presume it has been or will be validly executed by authorized representatives of all members required to execute the same.

Very truly yours,

Martin, Pringle, Oliver, Wallace & Bauer, LLP

By	Draft
Richard C. Stevens

(12)  K.S.A. § 17-76,112(a)(1)-(2).

(13)  K.S.A. § 17-7687(c) (emphasis added).